Filed by FirstEnergy Corp. Pursuant to
                     Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                     Commission File No.:  333-46444
                     Subject Company:  FirstEnergy Corp.




            SECURITIES ANALYSTS PHONE CONFERENCE CALL

                       OF OCTOBER 17, 2000


                       A P P E A R A N C E S


MR. RICHARD M. MARSH

MR. KURT E. TUROSKY

MR. THOMAS C. NAVIN







THE OPERATOR:    Ladies and gentlemen, thank you for standing
by. Welcome to the FirstEnergy Corp. third quarter earnings conference call. At this time all participants are in a listen-only mode. A replay of this conference will be available from 4:00 Mountain Time on October 17th until 3:00 Mountain Time on October 24th. The dial-in number is 800-633-8284 for domestic callers and 619-812-6440 for international callers. Please use reservation number 16156723 to access the postview replay. Also, the conference is available on the FirstEnergy web site at www.firstenergycorp.com. As a reminder, this conference is being recorded Tuesday, October 17th, 2000. I would now like to turn the conference over to Mr. Kurt Turosky, Manager, Investor Relations of FirstEnergy Corp. Please go ahead, sir.

MR. TUROSKY:  Thank you.

This conference call contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc., are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include but are not limited to risks and uncertainties relating to failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the Securities and Exchange Commission.

In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc., have filed a preliminary joint proxy statement/ prospectus with the SEC. Investors and security holders are advised to read this joint proxy statement/prospectus and, when it becomes available, the definitive joint proxy statement/ prospectus. The joint proxy statement/prospectus contains important information.

Now, I'd like to turn the call over to our Vice-President and CFO, Rich Marsh.

MR. MARSH: Thank you Kurt. Good afternoon everybody. We appreciate you joining us today for our quarterly conference call and I'd like to extend a special welcome to those of you who are listening via the Internet. We appreciate everyone's interest in FirstEnergy. Joining me today are Harvey Wagner, our Controller, Tom Navin, our Treasurer and you just heard from Kurt Turosky, Manager of Investor Relations. We faxed out an earnings release earlier today, and this document might be helpful to refer to as we go through our discussion today. The release is also available on the investor relations section of our corporate website. And once again, that address is www.firstenergycorp.com. During the call today, I will review 3rd quarter results and also update you on some other key topics. And then following that, I'll open the call to analyst questions. So let's get started with our review.

Net income in the 3rd quarter was $198 million, or $.89 per share of common stock. This compares to the $186 million or $.82 per share earned in the 3rd quarter of 1999 and represents an increase in earnings of 8.5%.

A brief summary of the major quarter-over-quarter earnings variances is included on the first page of our earnings release, and I'll highlight these in my comments.

The major drivers behind the increase in earnings during the period included reduced fuel and purchased power costs, gains realized from the sale of emission allowances, and reduced financing costs.

These were in part offset by lower electric revenues due to mild weather conditions, increased fossil and nuclear O&M expenses, and a reduced contribution from our unregulated businesses.
I'll talk about each of these items in more detail.

Generation sales to customers in our service territory were 1.4% below the levels of the prior year due primarily to unseasonably cool weather. There wasn't a single 90-degree day during the entire summer, and that's highly unusual for our area. The month of July, in fact, was the second coolest ever recorded in our service territory.

The weather had a significant impact on residential sales as you would expect, with kWh usage falling 9.5% from the levels in the prior year. In spite of the mild weather, sales to our industrial customers rose 2.6% reflecting the continued strength in our regional economy.

Unregulated generation sales rose 16%, with an increase of 153% in retail sales in the Pennsylvania, New Jersey and Delaware markets. Being in turn offset by an 11% decline in wholesale sales.

Combined electric generation sales to our regulated and unregulated customers during the quarter, therefore, increased
1.2% from the same period in the prior year.

It is noted on the second page of the earnings release sales figures are reported in two categories: generation sales and distribution deliveries. The distribution delivery statistics represent the total kWh's consumed by customers within our franchise territory, regardless of their supplier of generation. Beginning next year, January 1st of 2001, these measures will become more important as they will indicate the degree to which our franchise customers in Ohio have elected to obtain their generation service from a supplier other than one of our regulated distribution utilities.

Moving on, fuel and purchase power expenses were $69 million or 26% lower than during the 3rd quarter of 1999.

Fuel expenses decreased by $40 million, or 21%. And this reduction can be attributed to three primary factors:

The first of which was an increase in our nuclear production, resulting from the asset swap and the improved nuclear unit availability. During the 3rd quarter, nuclear output was 25% higher than during the same period last year and comprised 44% of our total generation output.

The second factor was the expiration of the above-market Quarto coal contract at our Mansfield plant at the end of last year, which reduced our cost by about $25 million during the quarter compared to the 3rd quarter of last year.

And finally, we continue to achieve significant benefits from the optimization of the blend of coal used in our units through the use of what we can term, "conversion economics." This discipline, which involves matching the quality and cost of the fuel burned to prevailing market conditions, allows us to extract more value from the coal procurement, logistics and consumption processes and continues to enhance the competitiveness of our fossil fleet.

On a year-to-date basis, these factors have enabled us to reduce our fuel costs by over $90 million during a period in which our generation output has actually increased by 6%.

During the quarter, the cost of purchased power was $29 million, or 38% lower than in the prior year. And that was a result of reduced demand and increased unit availability and lower prices in the wholesale market.

Operation and maintenance expense increased by $41 million versus the same period in 1999, and that excludes a $33 million credit from gains realized on the sale of emission allowances from our inventory.

Fossil O&M expense increased by $21 million primarily due to extensive maintenance work at several of our plants. Our Eastlake #5 unit was out of service for 37 days in order to repair a failed turbine blade, while Sammis Unit #6 was down for 16 days for planned maintenance to the boiler. Bayshore Unit #1 was out of service during the quarter to complete the conversion to a fluidized bed boiler that would burn pet coke generated by the adjoining British Petroleum refinery facility.

O&M costs also increased by $5.5 million as a result of the portable diesel generators that were leased as part of our plan to enhance our summer supply portfolio. Because of the mild temperatures, these units saw little use but they were still an important part of our risk management strategy to meet our anticipated summer peak demand.

Nuclear O&M expense increased $23 million. About half of this was due to the refueling outage at Beaver Valley Unit 2, and the other half was just a result of our increased ownership in the Perry and Beaver Valley plants following the asset swap with Duquesne Light in 1999.

As a reminder, we had three outages during 2000, compared to two outages in the prior year. The outage at Beaver Valley is progressing well and we expect to get it to return to service some time later this month. This should represent the shortest refueling outage in the unit's history of about 39 days, compared to the prior record of 44 days. Also, the scope of this outage had been greater than would typically be expected for refueling in order to allow us to continue to address the material condition of the plant following the asset swap.

During the quarter, we accelerated depreciation and amortization expense by $148 million under our previously approved rate plans. This was about $25 million less than in the third quarter of 1999, but greater than the amount we had assumed in our budget. Year-to-date accelerations total $292 million, or $10 million higher than during the prior year.

I'd now like to turn the call over to Tom Navin to discuss the remainder of the financial results, as well as a few of the noteworthy events that took place during the quarter. Tom.

MR. NAVIN:   Thanks Rich.  I'll start by highlighting some of
our recent financing activities.

We continue to reduce our debt costs by meeting our mandatory redemptions with cash and through our aggressive refinancing efforts. As a result, interest and preferred dividend expenses were $10 million lower during the quarter and added 4 cents per share to earnings. During the third quarter we retired $252 million of debt and preferred stock and refinanced an additional $31 million.

On a year-to-date basis, debt and preferred redemptions totaled $383 million, which would produce annual interest savings of $27 million. In addition, we refinanced $285 million of debt which will reduce our interest expense by an additional $4 million annually.

I'd also like to mention our recent credit upgrade. In September, Moody's Investors Service upgraded the credit ratings for each of our operating companies. This move raises the senior secured debt of each utility operating company to an investment-grade level, and that will reduce our future financing costs and provide greater flexibility and refinancing opportunities going forward. Moody's also indicated that these ratings remain under review for possible further upgrade.

Turning now to our common stock repurchase program. During the quarter, we purchased 1.8 million shares at a cost of $45 million, or $25.19 per share. Since the beginning of the program in 1999, we've purchased 11.1 million shares, or about three-fourths of the 15 million share authorized. These purchases total $283 million for an average price of $25.56 per share.

Moving on to the last section of our financial results, I'd like to briefly discuss the performance of our major unregulated business units, including our electric, gas and value added services unit, as well as the Facility Services Group.

As Rich mentioned, the volume of our unregulated electric sales increased significantly compared to the 3rd quarter of 1999. However, the gross margins of these activities contributed less to net income than last year, primarily as a result of increased costs to procure the energy sold to our customers through the summer, as well as increased sales and marketing costs.

As we continue to build these businesses, our customer acquisition and sales volume is on track with expectations. We have been successful in our unregulated sales efforts in Pennsylvania, New Jersey and Delaware, as we have acquired 30,000 new retail customers who consumed 4.2 billion kWh's this year. We have also sold 5.4 billion unregulated wholesale kWh's year-to-date. On an overall basis, these sales were close to our budgeted targets, although we scaled back our retail efforts this summer, the cost to procure supply in these markets would have made additional retail sales uneconomical.

Results from our national gas operations were up slightly compared to the same period last year as both our production and marketing organizations showed improvement. The improvement at our MARBEL subsidiary resulted from increased natural gas and oil production, coupled with a sharp increase in prices. In the gas marketing segment, our sales volume increased - primarily due to the acquisition of Volunteer Energy.

Our Facility Services Group posted a revenue increase of about 18% and backlogs exist at record levels at most units. However, the group's contribution to net income was down approximately $2.0 million from the third quarter of 1999. The issues confronting the profitability of this group seem to be endemic to much of the industry as margins have been pressured by the tight labor market and rising personnel costs, along with what already had been a very competitive pricing environment.

We continue to shift the focus of the facilities companies to higher margin service projects in an effort to improve future earnings. Currently, about two-thirds of Facility Services revenue is derived from construction, while one-third comes from service projects. Our goal is to reach a 50/50 mix of construction and service projects gradually over the next four years.

I'd like to provide updates on two key developments - our progress towards the formation of a full profit regional transmission organization and on our peaking unit additions.

On the transmissions front, we have completed the transfer of our $1.2 billion of transmission assets to our wholly owned subsidiary, American Transmission System Inc. effective September 1. The formation of this entity positions us to move forward with our plan to join the Alliance Regional Transmission Organization.

I'd also like to give you a quick update on the status of our peaking units. The first of the three gas-fired -- or the first two, rather, of the three gas-fired 130 MW combustion turbines at our Richland station are now generating power. Construction of the third 130 MW unit is nearly complete and is expected to be operational in November.

We are also in the process of adding five 85 MW units at our West Lorain facility. Four of the five units are on site and we do plan to have the entire 425 MW available by next summer.

Now, I'd like to return the call back to Rich to provide merger related updates.

MR. MARSH:    Thank you, Tom.

I'll give you just a quick overview on our activities regarding the merger with GPU. The S-4 proxy was filed with the Securities and Exchange Commission on September 22nd and declared effective on October 13th. We plan to file the definitive proxy statement with the SEC this Thursday, which is October 19th, and begin our mailings of the proxy to our shareholders on the next day, October 20th. The special meeting of FirstEnergy's shareholders to approve the merger will be held in Akron on November 21st.

We have established an aggressive schedule regarding the regulatory filings necessary for the merger. We anticipate that by the middle of November, filings will have been made with the state commissions in New Jersey and Pennsylvania as well as with the FERC and the Department of Justice under the Hart-Scott-Rodino Act.

In September, together with GPU, we filed joint applications with the NRC to request approval for the indirect transfer of control of the possession-only licenses for Three Mile Island Unit 2 and the nearly decommissioned Saxton experimental research reactor.

We're also moving quickly with our internal merger integration efforts. We have announced the formation of our integration teams that will help establish the directions of the combined company's operations. The management sponsors for each team have been identified and our formal kick-off meeting is actually going to be held tomorrow. We anticipate that it will take about six months to complete the integration effort.

In summary, let me say that I'm pleased we were able to exceed the street's consensus of about $.84 in the 3rd quarter in spite of some uncooperative weather. I'm also pleased that during the quarter we achieved resolution in Ohio of our restructuring case and also announced the merger with GPU. Both of these are major milestones and will help position us for continued success.

Looking towards the fourth quarter, the consensus earning estimate seems to be about $.55, with year 2000 estimates averaging about $2.63. The estimate for that year is a bit conservative, and would expect that we should be able to meet or beat the high-end of the first call 2000 earnings estimate which I believe is $2.65 per share.

As always, we appreciate your time and continued interest in FirstEnergy. We look forward to seeing many of you later this month at the EEI financial conference in San Francisco. We will be holding a luncheon presentation on Monday, October 30th, and we hope to see many of our friends from the analyst community there.

That concludes our formal remarks, and I'd like to ask Arlene to now open the call to questions from the analysts that are participating. Thank you.

THE OPERATOR: Thank you, sir. Ladies and gentlemen, we will now begin the question and answer session. If you have a question, you would need to press the 1, followed by the 4 on your push-button phone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you would like to withdraw your pulling request, you may do so by pressing the 1, followed by the 3 on your push-button phone. If you're using a speaker phone, please pick up your handset before entering the numbers. One moment please for the first question.

Emily Lacusha,Credit Suisse First Boston, please go ahead with your question.

BY MR. LEVY:  Q.   Hi, guys, it's Andy Levy.  I know next
year is a kind of transition year, because you do have the merger and you hope to close on that, but could you maybe just comment on the outlook for next year, just on a stand alone basis? I guess consensus is $2.76, First Call?

A. Yeah. Andy, again, we are still in a general way, and we're still going through our annual budgeting process yet, so we have not totally come onto that conclusion ourselves. I think that earnings estimate should easily be doable, if not exceedable. We're very much hoping that some of the changes we are putting in place in our nonregulated units will increase their contribution next year. Hopefully weather will be a little bit more in our favor as well. So I think that should be doable or exceedable. At this point in time, even though we're still early in our process -- that's about the best guidance I can provide.

Q. Is there a way to quantify, year-to-date, how much earnings -- I don't want to say were a loss, I don't know if that's the right term, but clearly there were certain operations that didn't seem to work exactly right, and then other operations that worked very well above expectations. But just looking at operations that haven't done well, you know, the retail business, for example, top line they've done well, but bottom line, they're not meeting expectations. And then, somewhere on the energy services side, is there a way to quantify how much under budget you came in year-to-date thus far, and, in a sense, looking into next year, is that reversible?

A. To answer your second question first, Andy, yes it is definitely reversible. Let me give you just some indications on that. FE Services, which is our unregulated sales and marketing operation, looking on an EBITDA basis, there seems to be more interest, taxes, depreciation and amortization. Year-to-date through September is running about $10 million behind our budget expectations. There's a couple major factors for that. One is reduced sales volume and increased power cost, which I believe
Tom mentioned on the call. And we've also decided to exit certain marketplaces, and we've also decided to discontinue certain customer programs that we had in place, because they weren't generating the profitability that we had hoped for. And those items contributed to that deviation in terms of the FE Facilities Services Group, which are HVAC companies, their variance is about -- on an EBITDA basis, about $9 million behind where we expected them to be on the budget side. My expectation is that that variance will probably persist through the remainder of this year. Although the absolute results will improve, because a large portion of the Facilities Services Group's income is generated during the fourth quarter -- a disproportionate amount. But yes, that is reversible next year. Certainly there were some growing pains within the business and within some of these markets in Pennsylvania and elsewhere as the markets deregulated, but certainly we understand those better; I think everybody does. And I think we will have a plan to push the profitability of that group forward next year.

Q. To summarize, there's about $20 million in EBITDA that probably was unusual, or didn't meet expectation, is probably a better way to put it.

A. If you looked at MARBEL and FE Trading, that would be even a little bit more than that, Andy.

Q. Okay. And that, you think, is reversible. And one last question, and I'll let somebody else go. And I think it was kind of asked by Paul on your earlier conference call you had.
But just, you know, kind of looking at the longer term picture in your acquisition of GPU, I think one question you weren't able to answer sufficiently in your last conference call is in a sense, how do you deal with the fact that GPU was short power? You guys obviously are building some peakers to help your service area out, especially next year, as you get several hundred megawatts coming on-line. But how, overall, do you deal with the GPU situation, and have you given that any more thought from the last conference call?

A. Sure have, Andy. I mean, our plan to meet their shoot position is going to be really comprised of three elements, which are going to be dynamic and change over time as requirements and market liquidity change, but it's going to be met through our owned assets, through long-term market contracts and also through short-term market purchases. As Tom indicated, we do have some peaking generation coming on-line. That amounts to about 1,155 megawatts through the summer of 2002. We also have some additional generation that will be made available as a result of either contract terminations or the DOE nuclear enrichment facility in southern Ohio shutting down, as well as increased utilization of our fossil fleet and customer load diversity. We think adding that to the peaking availability, the 1,155 megawatts that I mentioned, will give us an additional 2,500 megawatts on top of the 12,000 megawatts that we have now. Now, that's still going to leave us a little short, roughly about 2,000 megawatts in 2001, and perhaps as much as 5,000 megawatts short in the year 2002. We are working on this, but I can say, we are talking with a number of power suppliers in the marketplace right now about long-term contracts. I can say that these talks are going well and we like what we're seeing out there. There's certainly ample liquidity out there. So we will continue to work as we go forward to put it in place, all the elements of the program that will make sense and will allow us to meet that need in a cost-efficient manner. So we will have continuing developments on that as we move forward over time.

Q. This is interesting, so obviously a lot of megawatts are trying to contract for it, and I don't know how much information you want to give us on that, but just in general, I'd be curious, what type of term can you get? Not obviously price, because that, you're not going to share, but time wise, can you get more than a one-year agreement, are people willing to give you multi-year agreements on a set price?

A. Yes, Andy. In fact, we just recently signed a ten-year supply contract with Constellation. It is a very interesting contract. It has both put and call features associated with it.
But that is a ten-year contract that runs through the year of 2010. I would say definitely yes. We are also talking with a number of other suppliers. Some are terms 3 to 5 years and some are terms
5 to 10 years. So yes, there is a longer term available.

Q. You're able to make money on these contracts based on your rates and frozen where they are and, you know, forget about the retail aspect of it, but just as far being able to supply those, you can make money on that?

A. That's correct Andy. We have been pleased with the progress we've made there.

Q.  Great.  Thank you.  I've taken a lot of your time.

A.  No problem.

Q.   Thanks.

THE OPERATOR:   Your next question comes from Jay Dobson of
Deutsche Bank Alex Brown. Please go ahead with your question.

BY MR. DOBSON:

Q. Rich, it's Jay Dobson. Just three quick questions, if I could. The $2.65 guidance you're offering, or saying at least from a consensus point of view, you're comfortable, you would be at higher end or above that. Are you including the gain you realized in the third quarter on the sale of the emission credits?

A.  That is correct.

Q. You are, okay. And could you give us a little insight what drove the decision to book lower accelerated depreciation in the third quarter?

A. Actually, it was higher than the amount we budgeted, Jay, so that variance, you know, quarter to quarter, year to year, was over the amount we had budgeted, although it's less than last year. In total, we will be well over where we were in 1999.

Q. Okay. So on that math, I should assume that the fourth quarter accelerated depreciation would be similar or in excess of what you booked in the fourth quarter of '99?

A.  That's correct, Jay.

Q.  Okay.  Great.  Hey, thanks a lot.  I appreciate it.

THE OPERATOR:    Your next question comes from Bill Mastoris,
from BNY Capital Markets.  Please go ahead with your question.

BY MR. MASTORIS:

Q. Could you provide a little bit more detail in terms of a breakdown on your debt repurchases, maybe between discretionary debt repurchases and mandatory. And if you have any plans for discretionary debt repurchases going forward, any light that you could shed there would be greatly appreciated.

A. Hi, Bill. It's Tom Navin. Bill, the mandatory redemptions that were mentioned on that call were just that. They were all mandatory maturities that we were able to take out with cash. Those numbers did not include any optional redemptions, and we do have a couple of -- a series of first mortgage bond issues that are currently callable, however, the economics of carrying out those early calls hasn't been there for us.

Q. Okay. So can I safely assume that you have no planned discretionary debt repurchases for the balance of the year?

A. We just have -- just $23 million in remaining mandatory reductions that we are planning on taking out with cash. We're not looking at any optional reductions for the balance of the year.

Q.  Okay.  Thank you.

THE OPERATOR:   Your next question comes from Vadula Merti of
FAC Capital.  Please go ahead with your question.

BY MR. MERTI:

Q.   Good afternoon.

A.   Hi.

Q. Let's see, on the terms of the merger with GPU, can you give us a sense right now as given the timeline of your filings and everything like that, what you're thinking right now for a merger close date?

A. We're hoping, certainly during the second quarter of next year, Vadula, is our target. We've stated sort of a public target of June 1st, and we're going to work very hard to beat that. Obviously, some of the regulatory approvals are not entirely within our control, but we're doing everything we can to get the filings prepared as soon as possible.

Q. Okay. I'm wondering also with regards to the various nonregulated operations given that they've been struggling somewhat here, are there any operations that may be considered -
- may potentially monetize or discontinue going forward, should their performance not improve. And can you, like I say, give a timeline as to how long these businesses will be given to, you know, start achieving your objectives?

A. Nothing is carved in stone on this, but at this point we believe these units are still essential to fulfill our retail strategy. We think it's the right set of assets to have. However, obviously, we would like to see better performance from those and we do have a plan in place to improve these. And I do think next year will be a pivotal year for us. We expect to see a lot of traction generated. So I would say we don't have a specific time frame or trigger date, but certainly we're aware of the need for this group to be the engine that drives our earnings forward as we move into this new unregulated environment.

Q. Can you give us some, you know, overall target objectives for the year '01 as they relate specifically to unregulated group?

A. I can't, only, because we're still working on those internally and we've not finalized those. But it should be significantly greater than it is this year.

Q. Okay. And one last thing. You kind of went fairly quickly through, as far as repurchase. I got that you repurchased, I think 1.8 million shares during the third quarter, and that you are now roughly three-quarters into the repurchase programs that will be 11 million shares down out of 15?

A.  That's correct.  11.1 million.

Q. Okay. And at this point, when do you think you would anticipate having the current program completed and given the current stock price, would you consider an additional authorization after the current one is completed?

A. Vadula, this is Tom. Given the 15 million authorization level, we'll probably work through the remaining 3.9 million shares during the first half of '01. And it may not -- if the price stays, you know, with current levels, it may not take us that long to get there for --

BY MR. MARSH:

A. As far as additional authorization, the board will have to look at that. Certainly, there are going to be lots of uses for the cash that we generate, particularly in the early year, or two or three of the merger in order to help pay down the debt. So the board will have to balance that interest with the stock price. So I guess that's something that we will have to see on a going forward business.

Q.  Okay.  Thank you.

THE OPERATOR:    Your next question comes from Verge Trotter of
Manning & Napier.  Please go ahead with your question.

BY MR. TROTTER:

Q.  Yes.  Congratulations on the quarter.

A.  Verge, how are you?

Q.  Good.  Yourself?

A.  Thank you.

Q. All right. I guess the first question concerns the diesel generators, $21 million of this year. Do you expect to have that next year with your peakers coming on-line?

A.  I think that item was just slightly over $5 million, Verge.

Q.  Okay.

A. We may not need those next year. We do have the additional peaking generation going in place. That will help meet our 2001 summer supply situation. The theory behind the diesel generators, which was a very good one, was that we sited those in our distribution load centers throughout our service territory. And that is really the most efficient way to deliver power during peak periods. Unfortunately, the hot weather never materialized, so those units were not used that much. Our expectation is that we will probably not need those for next year.

Q. Okay. Also, you transferred your transmission assets to the wholly owned subsidiary American Transmissions Systems. That seems like a big deal. Could you talk a little bit about the impact that will have, or what the plans for that going forward are?

A. Sure. I guess we really view, this as sort of a positioning step. It is a big deal in that those assets are in that wholly owned sub. Obviously, the ultimate step, though, will be to form the Regional Transmission Organization, what we call the "Alliance," which would basically be for us to divest those assets to a regional group comprised of other transmission owners. And we continue to work with some of our partners in the alliance, including America Electric Power and Consumers Power and some of the others, to push that concept forward. So I view it, Verge, as another step on the path down the road to what we think is the most logical conclusion for the transmission industry, which is an independent, for profit, regional transmission entity.

Q.  Okay, Rich.  Well, once again, congratulations.

THE OPERATOR:    Your next question comes from Linda Byus of
Dresdner, Kleinwort & Benson.  Please go ahead with your question.

BY MS. BYUS:

Q. Hi. I have a follow-up question on the gains on the emission allowance sales. This last quarter, you had $.10 of your earnings come from that and absent that one time event, earnings were actually down. During the second quarter, it was basically the same thing. There were $.04 from these sales, and operating earnings were flat. My question is, going forward, when you're looking at earnings for next year, are you including an incremental 15 to 20 cents from these one-time items, or are you going to try to make up real operating earnings in the future?

A. No. I would not expect to see the level of the emission allowance sales that we had this year continue on next year, Linda. We have been working through our inventory, and obviously, part of this is a judgment call based on the market value of those allowances now, what we think it's going to be in the future. Our belief is that the value of those allowances will decline over time and that's due to the, you know, changes in the emissions laws and so forth. So we have had a number of those stockpiled. We feel that they're sort of at a market-high price right now. So that's why we've been liquidating that. I would not expect that to be a significant contributor to earnings going forth beyond this year.

Q. So you would actually expect a real incremental 15 to 20 cent per share gain in operating earnings next year relative to this year?

A.  Correct.

Q.  Okay.  Thank you.

A. Remember also, Linda, this year we had three nuclear outages, as opposed to two that I believe we have scheduled for next year. So that also has an impact.

Q.   Thank you.

THE OPERATOR:    Your next question comes from Doug Preiser of
McDonald Investments.  Please go ahead with your question.

BY MR. PREISER:

Q. I just had a real quick question. Rich, earlier in the year, you indicated you were looking for about $.07 in earnings from the unregulated companies, where do you think they're going to perform now?

A. Obviously, we're not going to get to that level this year unfortunately, Doug. I think probably by the end of the year, I would expect them to be probably a negative -- I'm just going to give you a rough negative, negative probably 2 to 4 to 5 cents, something in that range.

Q.  And you're not prepared to give a forecast for a '01 yet?

A. No. But it's going to be a positive number, and it's going to be a much greater significant positive number.

Q.  Thank you very much.

THE OPERATOR:    Your next question comes from Margaret Jones,
Prudential Securities.  Please go ahead with your question.

BY MS. JONES:

Q. Hello. Can you just elaborate a little more on plans to meet the needs of GPU for power going forward, and whether you would anticipate trying to arrange some kind of a change in GPU's regulatory picture in Pennsylvania to allow some kind of adjustment in rates for purchase power cost?

A. Yeah. Thank you, Peggy. What she is referring to is that in Pennsylvania, like New Jersey, the companies there are unable to recover the cost of the power that they buy on the open market due to their customers. Yes, we are continuing to look at the regulatory situation there and whether some changes might be made, that's something that's still underway. But as I said, going forward, even above and beyond that, we know it's going to be a mix of owned assets and long-term contracts and short-term market purchases that will allow us to meet their short situation on a longer term ongoing basis. Obviously, that's going to be one of the key areas of the integration effort, and we do have a team that's working on that now. As you can imagine, this is a big issue for us and it will take a little bit of time to work it out. But we have had a number of discussions with a number of power generators in the eastern part of the country. So our work is progressing pretty rapidly and we look forward to keeping you posted on that as we go forward.

Q.  Thank you.

A.  Thank you.

THE OPERATOR:    Your next question comes from David Reynolds,
Morgan Stanley Dean Witter.  Please go ahead with your question.

BY MR. REYNOLDS:

Q. Yes, good afternoon, gentlemen. Just a quick question following up on these emission allowances. Rich, I heard you say that you were really selling down some inventory, figuring they were probably as well valued as they were going to get. Is that all there is to this? Is that in any way related to the better than expected or continually improving nuclear performance? And maybe you could just shed some light on why you guys think the value of the emission allowances are going down rather than up?

A. Really, basically a market timing call, David. I mean, we have had these allowances in our inventory for a while now. The reason, as I understand it, that our fuel people believe that the values of these are going to go down is because of the changing environmental and emissions regulations. They believe that they will make these somewhat irrelevant or redundant, I guess I would say. So they believe they are sort of at a peak basis right now. We don't believe that we need them going forward or have any use for them. So rather than holding on to them and risking that the price goes down, as our forecasts indicate, we just decided that we're going to take the gains and get out of it and things will go forward.

Q.  Okay.  Thanks.  Great.

THE OPERATOR:   If there are any additional questions, please
press the 1, followed by the 4 at this time. Gentlemen, I'm showing no further questions at this time. Please continue with your presentation or closing remarks.

MR. MARSH:      We appreciate that Arlene.  Thanks everybody.
We appreciate your time today and certainly look forward to seeing many of you in San Francisco in several weeks. I appreciate your interest and follow up questions. If you have any additional follow-up questions, please feel free to either give myself or Tom Navin or Kurt Turosky a call. Thanks very much and have a good day.

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